

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

Mail Stop 4561

February 20, 2007

Tyler Wall, Esq.
Vice President and General Counsel
Brocade Communications Systems, Inc.
1745 Technology Drive
San Jose, CA 95110

Re: Brocade Communications Systems, Inc.
       Preliminary Proxy Statement on Schedule 14A
       File No. 333-137758
       Filed on October 3, 2006

Dear Mr. Wall:

      We have limited review of the above-referenced filing to matters concerning the reverse/forward stock split and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have on any aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Proposal Two: Reverse/Forward Stock Split, page 16

1.   We note that because you do not intend to reduce the number of authorized shares the reverse/forward split will have the effect of increasing the number of authorized and unissued shares. In this regard, please disclose (a) the number of shares issued and outstanding; (b) the number of shares authorized and reserved;

and (c) the number shares authorized and unreserved before the reverse/forward split and an estimated range for each category after the reverse/forward split.

2.   It appears that a significant number of additional shares will be authorized and unissued as a result of the reverse/forward split. Please state whether you have any plans, proposals or arrangements to issue those shares. If you have no current plans, please provide a representation in the proxy statement to that effect.

Effect of the Reverse/Forward Split on Brocade, page 22

3.   We note from your disclosure in the Form 10-K for the fiscal year ended October 28, 2006 that there were 621 holders of record of your common stock as of December 12, 2006. Please tell us as of the most recent date the number of shareholders of record of your common stock you currently have. Disclose the minimum number of record shareholders that you expect to have following the reverse split.

Except for above-cited matter, we have not and do not intend to conduct any review of the information statement. In view of our limited review, all persons who are by statute responsible for the adequacy and accuracy of the filing are urged to be certain that all information required pursuant to the Securities Act of 1933 has been included.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Providing us with marked copies of the amendment will help to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions you may have to Maryse Mills-Apenteng at (202) 551-3457 or Jeffrey Werbitt at (202) 551-3456. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via facsimile: 650-493-6811
        Bradley L. Finkelstein, Esq.
        Wilson Sonsini, Goodrich and Rosati